UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Daktronics, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

234264109

(CUSIP Number)

CONNOR HALEY

ALTA FOX CAPITAL MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 234264109

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,744,283
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,744,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,744,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 234264109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Alta Fox Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,744,283 Shares beneficially owned by Alta Fox Opportunities is approximately $9,259,045, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 19, 2023, the Issuer entered into a Standstill and Voting Agreement (the “Agreement”) with Alta Fox Capital and Connor Haley (each, with its or his respective affiliates and associates, an “Investor Party,” and collectively, the “Investor Parties”) in connection with ongoing negotiations between the Issuer and the Investor Parties regarding a potential financing transaction.

With respect to each annual or special meeting of the Issuer’s shareholders during the term of the Agreement, each Investor Party has agreed to vote the Shares of the Issuer then held by it in accordance with the recommendations of the Issuer’s Board of Directors (the “Board”) on director election proposals and any other proposals submitted by the Issuer or a shareholder, except that the Investor Parties may vote in their discretion on Extraordinary Transactions (as defined in the Agreement) and, with respect to any proposal (other than as related to the election, removal or replacement of any director), in accordance with Institutional Shareholder Services, Inc. and Glass Lewis & Co. if such proxy advisor firms recommend differently from the Board.

The Investor Parties have also agreed to certain customary standstill provisions prohibiting them from, among other things, (i) making certain announcements regarding the Issuer’s transactions, (ii) soliciting proxies, (iii) selling securities of the Issuer to any third party with a known history of activism or known plans to engage in activism, (iv) taking actions to change or influence the Board, Issuer management or the direction of certain Issuer matters, and (v) exercising certain shareholder rights.

The Agreement will terminate on the one-year anniversary of the date of the Agreement, subject to an automatic extension until the day following the conclusion of the Issuer’s 2024 Annual Meeting of Shareholders if the Issuer and Alta Fox Capital sign and execute definitive financing documents.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 45,465,728 Shares outstanding, as of March 1, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 13, 2023.

7

CUSIP No. 234264109

A.	Alta Fox Opportunities
(a)	As of the date hereof, Alta Fox Opportunities beneficially owned 2,744,283 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,283

(c)	The transactions in the Shares by Alta Fox Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,744,283 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,283

(c)	Alta Fox GP has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the 2,744,283 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,283

(c)	Alta Fox LLC has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 234264109

D.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities, may be deemed the beneficial owner of the 2,744,283 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,283

(c)	Alta Fox Capital has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Haley
(a)	Mr. Haley, as the sole owner, member and manager of each of Alta Fox Capital and Alta Fox LLC, may be deemed the beneficial owner of the 2,744,283 Shares owned by Alta Fox Opportunities.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,744,283
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,744,283

(c)	Mr. Haley has not entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Alta Fox Opportunities since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 19, 2023, the Investor Parties and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

9

CUSIP No. 234264109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Standstill and Voting Agreement, dated March 19, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2023).

10

CUSIP No. 234264109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2023

ALTA FOX OPPORTUNITIES FUND, LP By: Alta Fox GenPar, LP, its general partner ALTA FOX GENPAR, LP By: Alta Fox Equity, LLC, its general partner	ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY

11

CUSIP No. 234264109

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ALTA FOX CAPITAL MANAGEMENT, LLC

Purchase of Common Stock	21,611	3.6768	01/27/2023
Purchase of Common Stock	28,789	3.6663	01/30/2023
Sale of Common Stock	(4,714)	4.1707	03/06/2023
Sale of Common Stock	(67,389)	4.0444	03/07/2023
Purchase of Common Stock	49,500	4.6351	03/14/2023
Purchase of Common Stock	52,973	4.5886	03/15/2023